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EXHIBIT 11.1

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

                                                            1997           1996
                                                         ----------     ----------
Net Loss applicable to Common Stock                        (302,870)      (763,581)

Weighted average number of common shares equivalent:
Common shares outstanding                                 3,676,054      3,328,070
Staff Accounting Bulletin No. 83 issuances and grants            --             --
         Shares used in per share computations            3,676,054      3,328,070

Net loss per common share                                     (0.08)         (0.23)

Primary and fully diluted calculations are identical.


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